Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

August 31, 2017
Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to Adam Shaikh and me by telephone on May 10, 2017. The Registrant filed the Amendment with the Commission on March 27, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 48).
Comments to the Fund Summary for the Principal Morley Short Duration Index ETF (the "Fund")
Comment 1. Please add a principal risk disclosing the risks of floating rate securities.
Response: The Registrant respectfully submits that specific risks of floating rate securities are described under Additional Information about Investment Strategies and Risks - Fixed-Income Securities.Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s “Additional Information about Investment Strategies and Risks” section). See N-1A Item 4 (a) and 4(b)(1)(i).

Comment 2. Please define “CDX” and “CMBX.”
Response: The Registrant will make the requested revision.
Comment 3. Please state, if true, that the average portfolio duration is a weighted average.
Response: The Registrant will make the requested revision to describe the weighted average portfolio duration calculation in the Additional Information about Investment Strategies and Risks section.

Comment 4. Please consider moving the example illustrating portfolio duration risk from the statutory prospectus to the principal risk in the summary prospectus.
Response: The Registrant respectfully declines to repeat the disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s “Additional Information about Investment Strategies and Risks” section). See N-1A Item 4 (a) and 4(b)(1)(i).

Comment 5. Please use a broad-based index as the benchmark for the Fund.
Response: The Registrant respectfully submits that the index is an appropriate broad-based securities market index. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The Fund’s index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the case of this Fund, the Index is uniquely relevant to investors because the Fund's objective is to provide investment results that correspond to the Index.
Nonetheless, considering this comment in conjunction with a review of the explicit instructions in Form N-1A, the Registrant will evaluate including an additional broad-based index to future registration statements when disclosing historical performance.
Comment 6. Under “Purchase and Sale of Fund Shares,” please disclose that purchases and redemptions of creation units primarily with cash rather through in kind delivery of portfolio securities may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in kind. In addition please disclose that these costs could be imposed on the ETF and thus decrease the ETFs NAV to the extent that the costs are not offset by a transaction fee payable by an AP.
Response: The Registrant will make the requested change.
Comments to the Statutory Prospectus
Comment 7. Under “Holdings Disclosure,” please consider using a word other than “replicate” for this Fund since it uses a sampling methodology.
Response: The Registrant will make the requested change.
Comment 8. Under “Passive Management (Index Funds),” it states that the Fund invests in index futures and/or other ETFs in an effort to minimize tracking error. Please reconcile with the Fund Summary, which states the Fund can use swaps for such purposes.
Response: The Registrant will make the requested change.
Comment 9. Under “Liquidity,” please add disclosure stating that these risks may also affect premiums or discounts.
Response: The Registrant respectfully submits that no change is needed because the Liquidity section refers to the Market Trading Risks section, which describes NAV premiums/discounts.

Comment 10. Please confirm in correspondence that the Fund is subject to a policy to not invest more than 15% of its net assets in illiquid securities.
Response: Confirmed.
Comment 11. Under “Temporary Defensive Measures” (and with respect to similar disclosures in the SAI), please explain why such measures are appropriate for this Fund, or alternatively, delete the disclosure.
Response: The Registrant will delete the disclosure.
Comment 12. Please confirm that portfolio turnover is a non-principal investment strategy/risk for this Fund.
Response: Confirmed.
Comment 13. Does the Fund invest in residential mortgage-backed securities? If so, please disclose in the principal investment strategies. Additionally, please consider whether all subparts of the Securitized Products section apply to this Fund.
Response: The Fund does not have a principal investment strategy to invest in residential mortgage-backed securities. The Registrant will revise the disclosure to clarify that the specific securitized products that are principal strategies of the Fund are listed in the Fund Summary.
Comment 14. Please consider reconciling the “Market Trading Risk” title in the Fund Summary with the “Shares May Trade at Prices Different than NAV” title in the statutory prospectus.
Response: The Registrant will make the requested change.
Comment 15. Under “Shares May Trade at Prices Different than NAV,” please consider deleting the paragraph that applies to funds that invest in foreign securities for this Fund.
Response: The Registrant will make the requested change.
Comment 16. Please explain PGI’s role as sub-advisor in correspondence.
Response: Subsequent to the initial filing, the Fund’s Advisor (Principal Management Corporation) merged with and into PGI. As a result, PGI is now the Fund’s Advisor, and is no longer a sub-advisor.
Comment 17. Please confirm that the index methodology does not impose additional credit quality restrictions with respect to ABS similar to those required for CMBS.
Response: Confirmed.
Comments to the SAI
Comment 18. Under “General Description of the Trust and Fund,” consider referring to the number of series rather than listing each Fund.
Response: The Registrant will make the requested change.
Comment 19. Under “Leadership Structure and Board of Trustees - Compensation,” please confirm the numbers are correct for this Fund. If not, please revise.
Response: The Registrant will make the requested change.

Comment 18. The PGI proxy policy was last updated in 2011. Please file a newer version if available.
Response: The Registrant will file an updated proxy policy.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant